UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number  1-9028

Nationwide Health Properties, Inc.

(Exact name of registrant as specified in its charter)

610 Newport Center Drive, Suite 1150

Newport Beach, California, 92660-6429

(949) 718-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Cumulative Preferred Step-Up REIT Securities,

$1.00 Par Value

(Title of each class of securities covered by this Form)

Common Stock, $0.10 Par Value

Series B Cumulative Convertible Preferred Stock,

$1.00 Par Value

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Nationwide Health Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 15, 2007	By:	/s/ Abdo H. Khoury
Abdo H. Khoury Senior Vice President and Chief Financial and Portfolio Officer